Taoping Inc.

Unit 3102, 31/F, Citicorp Centre

18 Whitefield Road, Hong Kong

December 16, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Priscilla Dao

Re:	Taoping Inc.
Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2021
Response dated October 31, 2022
File No. 001-35722

Ladies and Gentlemen:

We hereby submit the responses of Taoping Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 30, 2022, providing the Staff’s comments with respect to the above-referenced Company’s Amendment No. 1 to Annual Report on Form 20-F (the “Form 20-F”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 2 to the Form 20-F (the “Amendment No. 2”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information

Summary of Risk Factor, page 7

1.	We note your disclosure that no permissions or approvals are required to offer securities. Please provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

Response: We note the Staff’s comment, and in response thereto, we have revised our disclosures on page 7 to provide an explanation as to why we believe we do not need any permissions or approvals to offer securities.

2.	We note your response to prior comment 3. Please include your discussion of permission and approvals required to be obtained from Chinese authorities to operate your business in your summary of risk factors with a specific cross-reference to a more detailed risk factor discussion.

Response: We have revised the disclosures in summary of risk factors to include discussion of permission and approvals required to be obtained from Chinese authorities to operate our business with a specific cross-reference to a more detailed risk factor discussion.

U.S. Securities and Exchange Commission

December 16, 2022

Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(f) Accounts Receivable, Accounts Receivable-related parties, and Concentration of Risk, page F-20

3.	We note your response to prior comment 7. Please address the following separately for accounts receivable and accounts receivable-related parties:

●	Tell us your typical payment terms included within your contracts with customers.

Response: The standard payment terms of our contracts with customers are as follows: customers shall pay 30% of the total contract amount to the Company as deposit, and the balance shall be paid off within 1-6 months after customers’ acceptance. However, because of normal business cycle and various factors including market competition and customers’ credit, the actual collection of outstanding accounts receivable may be beyond the normal contract terms.

●	Explain why you do not begin to provide a provision for credit loss until receivables are unpaid for more than a year.

Response: Since the year 2020, in addition to consideration of aging of accounts receivable, the allowance of accounts receivable is assessed on a case-by-case basis. If collectability of a customer account becomes significantly deviated from the norm of collection period of the Company’s receivables during review of customer accounts, or any event indicates the customer’s financial condition being under stress, the specific identification method will be used to estimate and record credit loss allowance for the account.

In practice, the Company provided provision for credit loss for accounts receivable over one year mainly in consideration of normal business cycle and various factors including market competition and customers’ credit. In order to keep good customer relationship and expand its market share rapidly, especially the digital advertising market in China, the Company normally extends the credit term to its customers to over one year. Moreover, considering Company’s close relations and the familiarities with its customers, the management believed that the accounts receivable within one year would be highly probable to be collected.

In addition, provision for credit loss for receivables over one year is also a normal practice for peer companies in the same industry for Chinese market.

●	For receivables outstanding as of December 31, 2020, December 31, 2021, and June 30, 2022, please tell us the reporting period in which the underlying revenue was recognized, differentiating between receivables with an allowance and those without an allowance.

Response: The following table shows the accounts receivable outstanding as of December 31, 2020, December 31, 2021, and June 30, 2022, and the reporting periods in which the underlying revenue was recognized:

	June 30, 2022	December 31, 2021	December 31, 2020
Accounts Receivable	$18,559,539	$18,340,348	$15,373,151
Allowance for credit losses	(10,672,470)	(11,582,186)	(9,269,664)
Accounts Receivable, net	$7,887,069	$6,758,162	$6,103,487
Accounts Receivable - related parties	$15,010,731	$16,032,134	$16,190,153
Allowance for credit losses	(14,051,456)	(15,680,662)	(11,947,742)
Accounts Receivable - related parties, net	$959,275	$351,472	$4,242,411

U.S. Securities and Exchange Commission

December 16, 2022

December 31, 2020	Accounts Receivable	Allowance for credit losses	Accounts Receivable - related parties	Allowance for credit losses- related parties
Underlying Revenue recognized prior FY 2020	$10,976,204	$(9,269,664)	$16,048,063	$(11,947,742)
Underlying Revenue recognized in FY 2020	4,396,947	-	142,090	-
Total	$15,373,151	$(9,269,664)	$16,190,153	$(11,947,742)

December 31, 2021	Accounts Receivable	Allowance for credit losses	Accounts Receivable - related parties	Allowance for credit losses- related parties
Underlying Revenue recognized prior FY 2021	$12,639,890	$(11,582,186)	$16,031,942	$(15,680,662)
Underlying Revenue recognized in FY 2021	5,700,458	-	192	-
Total	$18,340,348	$(11,582,186)	$16,032,134	$(15,680,662)

June 30, 2022	Accounts Receivable	Allowance for credit losses	Accounts Receivable - related parties	Allowance for credit losses- related parties
Underlying Revenue recognized prior FY 2022	$15,195,781	$(10,672,470)	$15,010,731	$(14,051,456)
Underlying Revenue recognized in HY 2022	3,363,758	-	-	-
Total	$18,559,539	$(10,672,470)	$15,010,731	$(14,051,456)

Also, please explain the underlying factors that led to nearly 98% of your related party receivables being deemed uncollectable as of December 31, 2021.

Response: Underlying revenue of accounts receivable from related parties was mainly generated in years 2017 to 2019. In years 2017 to 2019, the digital advertising market in China experienced rapid growth and the Company quicky expanded its business through the establishment of a national city-partner network. However, due to the outbreak of COVID-19, the advertising market experienced severe decline, and certain affiliated companies encountered different level of difficulties for business operation and did not expect significant improvement in the short term going forward. The COVID-19 pandemic continued to negatively impact the macro economy and the digital advertising market of China in years 2020 and 2021. Accordingly, in 2021 the Company conducted prudent assessment of the collectability of the accounts receivable of related party that primarily accrued in prior years. As a result, most of related party receivable were deemed uncollected as of December 31, 2021.

U.S. Securities and Exchange Commission

December 16, 2022

Revenue generated from related parties in the year 2020, 2021 and the first half of 2022 represented 4.7%, 0.6% and 0.3% of total revenue, respectively. As a result of the current highly immaterial amount of related party revenue, the Company does not expect material accounts receivable from related party going forward.

(n) Cryptocurrencies, page F-22

4.	We note your response to prior comment 8. Please revise to present cryptocurrency impairment outside of administrative expense in the statement of operations. We refer to guidance in Item 5-3(b)(6) of Regulation S-X.

Response: Cryptocurrency impairment losses of $493,617 were classified as administrative expenses on the statements of operations. In response to the Staff’s comment, revision has been made to the statements of operations by presenting the impairment losses on cryptocurrencies as a separate line item.

5.	As a related matter, the presentation of impairment losses and realized gains or losses of the same asset should be classified on a consistent basis. Please revise to classify your gains and losses from the sales of cryptocurrencies within loss from operations, consistent with your presentation of impairment losses on cryptocurrencies. Refer to ASC 610-20-45-1.

Response: We recognized the gains from the sale of cryptocurrencies of $410,979 within gain and loss from operations in the line item “Other income/(loss), net”. In response to the Staff’s comment, we revised the statements of operations by disclosing the gain on sale of cryptocurrencies as a separate line item.

Revenue - Cryptocurrency mining, page F-25

6.	We note your response to prior comment 13. For your contracts with mining pool operators that involve promises of non-cash consideration, we are unable to agree that fair value at contract inception does not apply to you. As noted in ASC 606-10-32-21, the transaction price in these scenarios should be measured at the estimated fair value of the non-cash consideration at contract inception. Please revise accordingly. Also, you disclose on page F-25 that consideration from these contracts is variable. Please refer to ASC 606-10-32-5 through 32-14, 32-21 through 32-23, and 50-20 and address the following:

●	Tell us when you consider contract inception to occur.

Response: There is no specific contract between us and the mining pool operator. Subject to the standard user protocols, the mining pool operators did not specify the computing power contributed for a certain period by the Company. The Company recognized the revenue of cryptocurrencies upon receipt on a daily basis. The Company did not know the quantities of cryptocurrencies mined until it received the cryptocurrencies.

●	Explain how you determined that it is not probable that a significant reversal of cumulative revenue will not occur.

Response: From the mining pool operator’s standpoint, it is not probable that a significant reversal of cumulative revenue will not occur. The consideration is constrained until it successfully places a block (by being the first to solve an algorithm). The mining pool operator awarded the Company cryptocurrencies in exchange for its contribution of computing power to the mining pools. The Company receives confirmation of the consideration, at which time revenue is confirmed and recognized with the fair value of market price.

●	Describe the extent to which you constrain your variable consideration and why.

Response: As responded to the above question, the consideration of the mining pool operator is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm), at which time the Company is entitled to the awards of cryptocurrency and the revenue is recognized.

U.S. Securities and Exchange Commission

December 16, 2022

●	Discuss how and when you reassess your variable consideration.

Response: The consideration of revenue is earned with reference to the market price. Revenue is measured at the fair value quoted closing price from Yahoo Finance website on the date of receipt, multiplied by the quantities of certain cryptocurrencies mined. The consideration of revenue had not been reassessed; however, the cryptocurrencies mined would be sold in short time-frame, at which point the gain/loss between the market price on the date of sales and on the date of mining is recognized through profit and loss.

●	Provide us with a timeline that more clearly describes the typical length of time from contract inception to receipt of noncash consideration, including successful placement of a block, earning an award from the pool operator, receipt of confirmation, and receipt of consideration.

Response: The time from the contract inception to the receipt of noncash consideration, including successful placement of a block, earning an award from the pool operator, receipt of confirmation, and receipt of consideration was typically at the same time, without time difference.

7.	We note your response to prior comments 13 and 14. In light of the daily volatility observed within cryptocurrency markets, please explain in detail how you determined that the fair value at contract inception is not materially different than each of the following:

●	quoted closing price per Yahoo Finance on the date the cryptocurrency is received

Response: The Company recognized the revenue of cryptocurrencies upon receipt, measured at the fair value quoted closing price from Yahoo Finance website on the date of receiving them. The difference was within one day.

Considering the daily volatility observed within cryptocurrency markets, we compared the highest price, lowest price, and the closing price within one day, by testing the prices of 365 days from December 1, 2021 to November 30, 2022.

For Bitcoin (BTC), the difference lower than 10% between the highest price and closing price take up 356 days, and the difference lower than 10% between the lowest price and closing price within one day take up 355 days, accounting for 97.5% and 97.2%, respectively.

For Ethereum (ETH), the difference lower than 10% between the highest price and closing price take up 348 days, and the difference lower than 10% between the lowest price and closing price within one day take up 347 days, accounting for 95.3% and 95.0%, respectively.

Based on the above analysis, we can make a conclusion that, in most cases, the difference within one day is not material and the revenue recognized on a daily basis is reasonable and practical.

●	fair value at the time you earn the award from the pool operator

Response: As mentioned above in responses to Comment #6, the time we earned the award from the pool operator was typically at the same time of contract inception, so no difference existed.

●	fair value at the time you receive confirmation of the consideration you will receive

Response: As mentioned above in responses to Comment #6, the time we received confirmation of the consideration was typically at the same time of contract inception, so no difference existed.

U.S. Securities and Exchange Commission

December 16, 2022

8.	We note your response to prior comment 14 and disclosures on page 13 which mention your FTX trading account. If you file another amendment to your Form 20-F for the fiscal period ended December 31, 2021, as part of subsequent events, consider disclosing the extent that FTX’s recent bankruptcy has materially impacted your business, financial condition and/or results of operations. We refer to guidance in ASC 855-10-50-2.

Response: In response to the Staff’s comment, we added the following description to Note 23 Subsequent Event to the consolidated financial statements on page F-49:

“On November 11, 2022, FTX, the trade platform the Company used to sell its cryptocurrencies, filed for bankruptcy. At the time, the Company held cryptocurrencies with a fair value of approximately $160,000 with FTX. The Company applied to FTX to transfer the cryptocurrencies out of its account with FTX on November 8, 2022. The application was pending and there was a high probability of irrecoverability of that amount.”

9.	We note your response to prior comment 15. Please revise to clarify that although your performance obligation in your contracts with the mining pool operator is the provision of computing power, you are not entitled to any compensation for computing power provided when the pool operator is unsuccessful in placing a block to the blockchain.

Response: We have revised our disclosure to add the following to Note 2(n) Accounting policies of Cryptocurrencies to the consolidated financial statements on page F-22:

“Although our performance obligation in our contracts with the mining pool operator is the provision of computing power, we are not entitled to any compensation for computing power provided when the pool operator is unsuccessful in placing a block to the blockchain.”

U.S. Securities and Exchange Commission

December 16, 2022

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,
Taoping Inc.

By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

cc:	Kevin Sun, Esq.